FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada) (Name of Registrant)

Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Vera Nicholas-Gervais
Head of the Provincial
Territorial and Parliamentary Affairs Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Toronto, Ontario, Canada M5L 1E8
*	The Registrant is filing this annual report on a voluntary basis.

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on December 10, 2009 (the “Annual Report”), in order to correct a typographical error in the number of claims outstanding against the Crown in right of Ontario. The subsection captioned “Claims Against the Crown” on page 43 of Exhibit (d) to the Annual Report is hereby amended and restated in its entirety as follows:
“Claims Against the Crown

Of the claims outstanding against the Crown in right of Ontario as at March 31, 2009, 66 (2008, 72) were for amounts over $50 million as reported in Note 11 to the Consolidated Financial Statements contained in the 2008-2009 Public Accounts of Ontario. These claims arise from legal action, either in progress or threatened, in respect of aboriginal land claims, breach of contract, damages to persons and property and like items. As of December 9, 2009, there were 102 claims outstanding against the Crown in right of Ontario, which were for amounts over $50 million each. The cost to the Province, if any, cannot be determined because the outcome of these actions is uncertain.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
December 11, 2009	By:	/s/ Irene Stich
		Name:	Irene Stich
		Title:	Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority